ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER
Aberdeen Funds		08879109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 16, 2009	March 10, 2009 to March 10, 2010	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	Aberdeen Asia Pacific (Ex Japan) Equity Institutional Fund, a series of:

Aberdeen Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
Aberdeen Funds		08879109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 23, 2009	March 10, 2009 to March 10, 2010	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	Aberdeen Emerging Markets Fund, a series of:

Aberdeen Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
Aberdeen Funds		08879109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 30, 2009	March 10, 2009 to March 10, 2010	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective November 30, 2009, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$2,500,000
Insuring Agreement C-	ON PREMISES	$2,500,000
Insuring Agreement D-	IN TRANSIT	$2,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$2,500,000
Insuring Agreement F-	SECURITIES	$2,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$2,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$2,500,000
Insuring Agreement J-	COMPUTER SECURITY	$2,500,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0-02 (10/08)

Resolution of Aberdeen Funds

Aberdeen Emerging Markets Institutional Fund

NOW, THEREFORE, BE IT RESOLVED, that the Aberdeen Emerging Markets Institutional Fund should be included in the coverage under the Trust’s fidelity bond coverage and trustees & officers/errors & omissions insurance coverage; and it is further

RESOLVED, that the officers of the Trust be, and they hereby are designated to take the actions necessary to effect the above resolutions.

Aberdeen Asia-Pacific (ex- Japan) Equity Institutional Fund

NOW, THEREFORE, BE IT RESOLVED, that the Aberdeen Asia-Pacific (ex- Japan) Equity Institutional Fund should be included in the coverage under the Trust’s fidelity bond coverage and trustees & officers/errors & omissions insurance coverage; and it is further

RESOLVED, that the officers of the Trust be, and they hereby are designated to take the actions necessary to effect the above resolutions.

Increase in Limit of Liability

WHEREAS, the Board has previously approved the form of the fidelity bond written by ICI Mutual Insurance Company (the “Bond”) for Aberdeen Funds (the “Funds”) covering, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the US Securities and Exchange Commission under Section 17(g) of the Investment Company of 1940;

WHEREAS, the Board approved the addition of new series of the Funds to the Bond; now therefore be it

RESOLVED, that in connection with the addition of new series of the Funds to the Bond, the level of coverage under the Bond be increased to $2.5 million; and further

RESOLVED, that $2.5 million in coverage is a reasonable amount after having given due consideration to, among other things, the value of the aggregate assets of the Funds to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Funds’ assets and the nature of the securities in the Funds’ portfolios.